Laura E. Flores

Partner

+1.202.373.6101

laura.flores@morganlewis.com

FILED AS EDGAR CORRESPONDENCE

February 28, 2020

John Ganley

Chad Eskildsen

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: Reality Shares ETF Trust (File No. 333-235943)

Dear Messrs. Ganley and Eskildsen:

This letter responds to comments provided with respect to the registration statement filed on Form N-14 (the “Registration Statement”) on behalf of Reality Shares ETF Trust (the “Registrant”) on January 31, 2020 and February 14, 2020. The Registration Statement relates to the proposed reorganization of the Reality Shares DIVCON Dividend Guard ETF (the “Acquired Fund”), a separate series of the Registrant, with and into the Reality Shares DIVCON Dividend Defender ETF (the “Surviving Fund”), also a separate series of the Registrant. For ease of reference, we have set forth below your comments followed by our responses to the comments. Unless otherwise noted, capitalized terms have the same meaning as specified in the Registration Statement.

1.	Comment. In the second paragraph under “The Reorganization and Agreement and Plan of Reorganization,” please disclose the basis point and per share impact of the referenced capital gains and transaction costs.

Response. We have revised the Registration Statement as requested.

2.	Comment. Please include requisite detail in the notes to the pro forma financial statements.

Response. We have revised the Registration Statement as requested.

3.	Comment. Please confirm that the fees and expenses of the Fund reflected in the table on page 10 of the Registration Statement are current.

Response. The Registrant confirms that the fees and expenses of the Fund reflected in the able are current.

4.	Comment. Under “Federal Income Tax Consequences” on page 5 of the Registration Statement, please disclose the existence of any limitations on capital loss carryforwards.

Response. We have revised the Registration Statement as requested.

5.	Comment. Please provide supplementally the Registrant’s analysis supporting the accounting survivor determination.

Response. While the Acquired Fund and the Surviving Fund have similar investment objectives and principal investment strategies and are comprised of similar portfolio securities and managed by the same investment adviser, we believe it is appropriate for the Surviving Fund to be the accounting survivor of the proposed reorganization. Consistent with the analysis memorialized in the North American Security Trust1 no-action letter, we believe it is appropriate for the Surviving Fund to be deemed to be the accounting survivor because the reorganized fund would continue to pursue to the Surviving Fund’s investment objective through the implementation of the Surviving Fund’s principal investment strategy. As described in the Information Statement, the Surviving Fund’s principal investment strategy provides for lesser exposure to the Fund’s short portfolio than does the Acquired Fund’s principal investment strategy. As a result, the reorganized fund also would be subject to the fees and expenses of the Surviving Fund, which pays less “Other Expenses” and in particular, less in dividends on securities sold short than does the Acquired Fund. The Acquired Fund’s portfolio also may be modified to more closely align its holdings with those of the Surviving Fund. Finally, the Surviving Fund’s financial statements would be carried forward following the reorganization. For these reasons, we believe the reorganized fund would most closely resemble, if not be identical to, the Surviving Fund prior to the reorganization and thus, it is appropriate for the Surviving Fund to be the accounting survivor.

6.	Comment. Please explain why Cboe BZX Exchange, Inc. (“Cboe”) Rule 14.10(i) does not require shareholders of the Surviving Fund to approve the Reorganization.

Response. Cboe has confirmed to the Registrant that it does not believe Rule 14.10(i) is applicable to the proposed reorganization of the Acquired Fund with and into the Surviving Fund. Cboe’s position is based on, among other reasons, the fact that the Rule was designed to apply to operating companies and not registered ETFs that continuously offer their shares, including in the form of creation units comprised of large blocks of shares, which ultimately benefits the ETFs’ existing shareholders. From a more technical perspective, Cboe also does not equate the issuance of shares of the Surviving Fund with the issuance of common stock as referenced by the Rule.

1 SEC No-Action Letter (pub. avail. August 5, 1994).

7.	Comment. Please disclose in the fifth paragraph of the letter to shareholders that shareholders may receive taxable capital gains distributions in connection with the realignment of the Acquired Fund’s portfolio with the Surviving Fund’s portfolio.

Response. The requested change has been made.

8.	Comment. On the cover page of the Information Statement/Prospectus, please provide greater detail on the differences between the underlying indexes, and thus the portfolios, of the Surviving Fund and Acquired Fund.

Response. The requested change has been made.

9.	Comment. Please supplementally discuss the documents that are required to be delivered to shareholders under Instructions F and G to Form N-14 based on the mailing date of the shareholder materials and the date of closing of the Reorganization.

Response. The Registrant confirms that the Information Statement/Prospectus will be mailed less than 20 business days from March 27, 2020 - the proposed reorganization date. Accordingly, the Registrant confirms that the following documents will be mailed to shareholders with the Information Statement/Prospectus: (i) the SAI filed as part of the Registration Statement; (ii) each Fund’s summary prospectus dated February 28, 2020; (iii) each Fund’s SAI dated February 28, 2020 filed as part of the Registrant’s Form N-1A registration statement; and (iv) each Fund’s annual report dated October 31, 2019.

10.	Comment. In the fourth paragraph of the Summary of the Information Statement/Prospectus, please discuss the anticipated impact on the trading price of the Acquired Fund’s shares in the secondary market relative to the net asset value per share of the Acquired Fund if the Acquired Fund stops accepting new investments prior to the Closing Date.

Response. The requested change has been made.

11.	Comment. In the sixth paragraph of the Summary of the Information Statement/Prospectus, please provide greater detail on the differences between the underlying indexes, and thus the portfolios, of the Surviving Fund and Acquired Fund.

Response. The requested change has been made.

12.	Comment. In the Expense Limitation Agreement section of the Information Statement/Prospectus, please replace “from the year” with “from the date” in the following sentence: “The Adviser may recover all or a portion of its fee reductions or expense reimbursements within a three-year period from the year in which it reduced its fee or reimbursed expenses if the Fund’s Expenses Associated with Short Sales Transactions are below the Expense Limitation.”

Response. The requested change has been made.

13.	Comment. In the Performance section of the Information Statement/Prospectus, please provide updated annual and average annual total return information as of December 31, 2019.

Response. The requested change has been made.

14.	Comment. Please file new powers of attorney for the Trustees of the Registrant specific to the Registration Statement as an exhibit to Pre-Effective Amendment No. 1 to the Registration Statement.

Response. New powers of attorney for the Trustees of the Registration specific to the Registration Statement have been filed as exhibit 16 to Pre-Effective Amendment No. 1 to the Registration Statement.

15.	Comment. Please include an undertaking in Part C of Pre-Effective Amendment No. 1 to the Registration Statement to file by Post-Effective Amendment the opinion of counsel regarding the tax consequences of the proposed reorganization required by Item 16(12) of Form N-14 within a reasonable time after receipt of such opinion.

Response. The Registrant has included an undertaking in Part C of Pre-Effective Amendment No. 1 to the Registration Statement to file by Post-Effective Amendment the opinion of counsel regarding the tax consequences of the proposed reorganization required by Item 16(12) of Form N-14 within a reasonable time after receipt of such opinion.

If you have any questions, please do not hesitate to contact me at 202.373.6101.

Very truly yours,

/s/ Laura E. Flores

Laura E. Flores

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